                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (Translation of Name of Issuer into English)

                             CLASS D COMMON SHARES,
        NOMINAL VALUE Bs. 36.90182224915 PER SHARE (the "Class D Shares")
                  AMERICAN DEPOSITARY SHARES EACH REPRESENTING
                        SEVEN CLASS D SHARES (the "ADSs")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  P3055Q103 (Class D Shares); 204421101 (ADSs)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marianne Drost, Esq.
      Senior Vice President, Deputy General Counsel and Corporate Secretary
                           Verizon Communications Inc.
                    140 West Street, New York, New York 10007
                                 (212) 395-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                              Matias A. Vega, Esq.
                    Curtis, Mallet-Prevost, Colt & Mosle LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 696-6000

                                  April 3, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P3055Q103 (Class D Shares)
          204429101 (ADSs)
--------------------------------------------------------------------------------
1.   Names of Reporting Persons                      Verizon Communications Inc.
     I.R.S. Identification Nos. of above persons     23-2259884
     (entities only)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (see instructions)              Not applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)         None
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization            State of Delaware
--------------------------------------------------------------------------------
 Number of       7.  Sole Voting Power
   Shares            Class D Shares:                 28,009,177*
Beneficially         ADSs:                           4,001,311
  Owned by      ----------------------------------------------------------------
    Each         8.  Shared Voting Power
 Reporting           Class D Shares:                 None
Person With          ADSs:                           None
                ----------------------------------------------------------------
                 9.  Sole Dispositive Power
                     Class D Shares:                 28,009,177*
                     ADSs:                           4,001,311
                ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     Class D Shares:                 None
                     ADSs:                           None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person
     Class D Shares                                  28,009,177*
     ADSs:                                           4,001,311
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares(see instructions)       Not applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in
     Row (11)                                        6.5% (the 4,001,311 ADSs
                                                     represent 28,009,177 Class
                                                     D Shares, which represent
                                                     approximately 6.5% of the
                                                     total Class D Shares
                                                     outstanding).
--------------------------------------------------------------------------------
14.  Type of Reporting Person (see instructions)     HC
--------------------------------------------------------------------------------

* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No. P3055Q103 (Class D Shares)
          204429101 (ADSs)
--------------------------------------------------------------------------------
1.   Names of Reporting Persons                      GTE Corporation
     I.R.S. Identification Nos. of above persons
     (entities only)                                 13-1678633
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (see instructions)              Not applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)         None
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization            State of New York
--------------------------------------------------------------------------------
 Number of       7.  Sole Voting Power
   Shares            Class D Shares:                 28,009,177*
Beneficially         ADSs:                           4,001,311
  Owned by      ----------------------------------------------------------------
    Each         8.  Shared Voting Power
 Reporting           Class D Shares:                 None
Person With          ADSs:                           None
                ----------------------------------------------------------------
                 9.  Sole Dispositive Power
                     Class D Shares:                 28,009,177*
                     ADSs:                           4,001,311
                ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     Class D Shares:                 None
                     ADSs:                           None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person
     Class D Shares                                  28,009,177*
     ADSs:                                           4,001,311
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares(see instructions)       Not applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in       6.5% (the 4,001,311 ADSs
     Row (11)                                        represent 28,009,177 Class
                                                     D Shares, which represent
                                                     approximately 6.5% of the
                                                     total Class D Shares
                                                     outstanding).
--------------------------------------------------------------------------------
14.  Type of Reporting Person (see instructions)     HC
--------------------------------------------------------------------------------

* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No. P3055Q103 (Class D Shares)
          204429101 (ADSs)
--------------------------------------------------------------------------------
1.   Names of Reporting Persons                      Verizon International
                                                     Holdings Inc.
     I.R.S. Identification Nos. of above persons     06-1460807
     (entities only)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (see instructions)              Not applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)         None
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization            State of Delaware
--------------------------------------------------------------------------------
 Number of       7.  Sole Voting Power
   Shares            Class D Shares:                 28,009,177*
Beneficially         ADSs:                           4,001,311
  Owned by      ----------------------------------------------------------------
    Each         8.  Shared Voting Power
 Reporting           Class D Shares:                 None
Person With          ADSs:                           None
                ----------------------------------------------------------------
                 9.  Sole Dispositive Power
                     Class D Shares:                 28,009,177*
                     ADSs:                           4,001,311
                ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     Class D Shares:                 None
                     ADSs:                           None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person
     Class D Shares                                  28,009,177*
     ADSs:                                           4,001,311
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares(see instructions)       Not applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in       6.5% (the 4,001,311 ADSs
     Row (11)                                        represent 28,009,177 Class
                                                     D Shares, which represent
                                                     approximately 6.5% of the
                                                     total Class D Shares
                                                     outstanding).
--------------------------------------------------------------------------------
14.  Type of Reporting Person (see instructions)     HC
--------------------------------------------------------------------------------

* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No. P3055Q103 (Class D Shares)
          204429101 (ADSs)
--------------------------------------------------------------------------------
1.   Names of Reporting Persons                      GTE Venezuela S.a.r.l.
     I.R.S. Identification Nos. of above persons
     (entities only)                                 Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (see instructions)              Not applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)         None
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization            Luxembourg
--------------------------------------------------------------------------------
    Number of    7.  Sole Voting Power
      Shares         Class D Shares:                 28,009,177*
   Beneficially      ADSs:                           4,001,311
     Owned by   ----------------------------------------------------------------
       Each      8.  Shared Voting Power
    Reporting        Class D Shares:                 None
   Person With       ADSs:                           None
                ----------------------------------------------------------------
                  9. Sole Dispositive Power
                     Class D Shares:                 28,009,177*
                     ADSs:                           4,001,311
                ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     Class D Shares:                 None
                     ADSs:                           None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person
     Class D Shares                                  28,009,177*
     ADSs:                                           4,001,311
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares(see instructions)       Not applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in       6.5% (the 4,001,311 ADSs
     Row (11)                                        represent 28,009,177 Class
                                                     D Shares, which represent
                                                     approximately 6.5% of the
                                                     total Class D Shares
                                                     outstanding).
--------------------------------------------------------------------------------
14.  Type of Reporting Person (see instructions)     HC
--------------------------------------------------------------------------------

* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No. P3055Q103 (Class D Shares)
          204429101 (ADSs)
--------------------------------------------------------------------------------
1.   Names of Reporting Persons                      GTE Venholdings B.V.
     I.R.S. Identification Nos. of above persons
     (entities only)                                 98-0347727
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (see instructions)              Not applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)         None
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization            Netherlands
--------------------------------------------------------------------------------
 Number of       7.  Sole Voting Power
   Shares            Class D Shares:                 28,009,177*
Beneficially         ADSs:                           4,001,311
  Owned by      ----------------------------------------------------------------
    Each         8.  Shared Voting Power
  Reporting          Class D Shares:                 None
Person With          ADSs:                           None
                ----------------------------------------------------------------
                 9.  Sole Dispositive Power
                     Class D Shares:                 28,009,177*
                     ADSs:                           4,001,311
                ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     Class D Shares:                 None
                     ADSs:                           None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person
     Class D Shares                                  28,009,177*
     ADSs:                                           4,001,311
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares(see instructions)       Not applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in       6.5% (the 4,001,311 ADSs
     Row (11)                                        represent 28,009,177 Class
                                                     D Shares, which represent
                                                     approximately 6.5% of the
                                                     total Class D Shares
                                                     outstanding).
--------------------------------------------------------------------------------
14.  Type of Reporting Person (see instructions)     HC
--------------------------------------------------------------------------------

* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

                        AMENDMENT NO. 10 TO SCHEDULE 13D

      This is the tenth amendment ("Amendment No. 10") to the Statement on
Schedule 13D originally filed by GTE Corporation and GTE Venezuela Incorporated on December 9, 1996 and amended on December 18, 1996, December 23, 1998, July 13, 2000, October 10, 2001, October 16, 2001, October 22, 2001, November 5,
2001, December 6, 2001, and March 6, 2002, relating to the Class D Common Shares, nominal value Bs. 36.90182224915 per share (the "Class D Shares"), and American Depository Shares, each representing seven Class D Shares (the "ADSs") of Compania Anonima Nacional Telefonos de Venezuela (the "Issuer"). Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the "Schedule 13D"). The Schedule 13D is hereby amended as follows:

ITEM 2. IDENTITY AND BACKGROUND

      Item 2 is hereby amended to read in its entirety as follows:

      This statement is being filed by Verizon Communications Inc. ("Verizon"), and by its subsidiary, GTE Corporation ("GTE"), and its indirect subsidiaries, Verizon International Holdings Inc. ("Verizon International"), GTE Venezuela S.a r.l. ("GTE S.a r.l.") and GTE Venholdings B.V. ("GTE Venholdings"). Verizon, GTE, Verizon International, GTE S.a r.l. and GTE Venholdings are sometimes referred to herein as the "Reporting Persons."

      Verizon, formed by the merger in June 2000 of Bell Atlantic Corporation and GTE, is one of the world's leading providers of communications services. Verizon's domestic wireline telecommunications business provides local telephone services, including broadband, in 28 states and Washington, D.C. and nationwide long-distance and other communications products and services. Verizon's domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States using one of the most extensive wireless networks. Information Services operates directory publishing businesses and provides electronic commerce services. Verizon's International segment includes wireline and wireless communications operations and investments in the Americas and Europe. In connection with the closing of the merger of a subsidiary of Verizon with MCI, Inc. (MCI), which occurred on January 6, 2006, Verizon now owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks which includes over 270,000 domestic and 360,000 international route miles of fiber optic cable and provides access to over 140 countries worldwide.

      GTE Venholdings acts as a holding company for Verizon's investment in Issuer. GTE S.a r.l. owns 99.9% of the equity of GTE Venholdings and is a wholly-owned subsidiary of Verizon International. Verizon International owns 0.1% of the equity of GTE Venholdings. GTE owns a majority of the common stock of Verizon International and Verizon is the indirect owner of all of the stock of the other shareholders of Verizon International. Verizon owns 95.24% of the common stock of GTE and another wholly-owned subsidiary of Verizon owns the remaining 4.76% of the common stock of GTE. The principal business office of Verizon and GTE is 140 West Street, New York, New York 10007. The principal business office of Verizon International is 600 Hidden Ridge Drive, Irving, Texas 75038. The principal business address of GTE S.a r.l. is 5, rue Guillaume Kroll, L-1882, Luxembourg. GTE Venholding's principal business address is Naritaweg 165, Amsterdam, The Netherlands 1043 BW.

      The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule I hereto.

      Within the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of persons listed on Schedule I have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

      The information in Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

      On April 3, 2006, GTE S.a.r.l. and Verizon International (together with GTE S.a.r.l., the "Sellers") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), with Oarsman Investments B.V. (the "Buyer"), a Netherlands private company with limited liability jointly owned by Telefonos de Mexico S.A. de C.V. and America Movil, S.A. de C.V. ("AMS"), pursuant to which Sellers will sell to Buyer all of the issued and outstanding capital stock of GTE Venholdings for an aggregate purchase price of US$676,568,000 (the "Sale"). As described herein, GTE Venholdings beneficially owns 4,001,311 ADSs representing an aggregate of 28,009,177 Class D Shares, which is approximately 6.5% of the total Class D Shares outstanding. GTE Venholdings also beneficially owns 196,401,427 Class A shares, representing approximately 78% of the Issuer's total Class A shares outstanding. In the aggregate, GTE Venholdings owns ADSs and Class A shares that represent 28.51% of the Issuer's issued and outstanding equity share capital. A copy of the Stock Purchase Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. The obligation of Sellers and Buyer to consummate the Sale is subject to satisfaction of certain conditions set forth in the Stock Purchase Agreement, including the receipt of certain regulatory and other approvals, clearances and relief required and/or requested pursuant to Venezuelan and U.S. law.

      Under the terms of the Stock Purchase Agreement, the Buyer is required to commence, within 10 business days of the closing of the Sale, concurrent tender offers in Venezuela and the United States (the "Tender Offers") to acquire any and all of the issued and outstanding shares of capital stock of the Issuer, including all Class A shares, Class D Shares and all such shares underlying the ADSs, other than capital stock or ADSs beneficially owned by GTE Venholdings (collectively, the "Remaining Shares"). The price to be offered for all Remaining Shares (other than ADSs) in the Venezuelan Tender Offer will be the Venezuelan bolivar equivalent of US$3.0149 per share, calculated using the official Banco Central de Venezuela exchange rate as of the date determined in accordance with applicable law in Venezuela. The offer price in the Venezuelan Tender Offer will be payable in bolivars or, at the election of the tendering shareholder and to the extent permitted by applicable law in Venezuela, in US dollars in an amount equal to US$3.0149 per share. The price to be offered for ADSs in the U.S. Tender Offer will be US$21.1041 per ADS. The Buyer's obligation to consummate the Tender Offers will be subject to the satisfaction of certain conditions described in the Stock Purchase Agreement, including receipt of required regulatory approvals.

      Pursuant to the Stock Purchase Agreement, Sellers have agreed to vote or cause GTE Venholdings to vote the Issuer capital stock beneficially owned by them or their affiliates in accordance with the provisions of Section 5.4(b) of the Stock Purchase Agreement. Sellers have agreed that upon the sale of the shares of the Issuer beneficially owned by them, they will cause the employees of any affiliates of Sellers who are directors of the Company to tender their resignations. Buyer has agreed to vote or cause GTE Venholdings to vote the Issuer capital stock beneficially owned by it after the closing of the Sale in favor of accepting such resignation.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is hereby amended to read in its entirety as follows:

      (a) The Reporting Persons beneficially own 4,001,311 ADSs, each representing seven Class D Shares. Based upon information furnished by the Issuer, the Class D Shares represented by these ADSs represent approximately 6.5% of the total number of outstanding Class D Shares. To the best of the Reporting Persons' knowledge, none of the persons listed in Schedule I to the
Schedule 13D owns beneficially any Class D Shares or ADSs representing Class D Shares.

      (b) The Reporting Persons have the sole power to vote and the sole power to dispose of the ADSs and the Class D Shares represented thereby as held by each of them.

      (c) In the past sixty days from the date of this statement, none of the Reporting Persons has purchased or sold any ADSs or Class D Shares.

      (d) - (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is amended by inserting the following immediately after the last paragraph thereof:

      The description of the Stock Purchase Agreement contained in Item 4 above is hereby incorporated into this Item 6 in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                                  EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION
-----------                      -----------
     1      Stock Purchase Agreement, dated as of April 2, 2006, by and among
            GTE S.a.r.l., Verizon International and Oarsman Investments B.V.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: April 3, 2006


                                     VERIZON COMMUNICATIONS INC.

                                     /s/ John W. Diercksen
                                     -----------------------------------------
                                     By: John W. Diercksen


                                     GTE CORPORATION

                                     /s/ Marianne Drost
                                     -----------------------------------------
                                     By:  Marianne Drost


                                     VERIZON INTERNATIONAL HOLDINGS INC.

                                     /s/ Christopher M. Bennett
                                     -----------------------------------------
                                     By:  Christopher M. Bennett


                                     GTE VENEZUELA S.A.R.L.

                                     BY: VERIZON INTERNATIONAL HOLDINGS INC.,
                                         MANAGER

                                     /s/ Christopher M. Bennett
                                     -----------------------------------------
                                     By: Christopher M. Bennett


                                     GTE VENHOLDINGS B.V.

                                     BY: VERIZON INTERNATIONAL HOLDINGS INC.,
                                         MANAGING DIRECTOR

                                     /s/ Christopher M. Bennett
                                     -----------------------------------------
                                     By: Christopher M. Bennett

                                                                      SCHEDULE I

     VERIZON COMMUNICATIONS INC. - 140 WEST STREET NEW YORK, NEW YORK 10007


(a) Executive Officers

        Name                          Principal Occupation              Citizenship
        ----                          --------------------              -----------
Ivan G. Seidenberg         Chairman and Chief Executive Officer        United States
                           Verizon Communications Inc.

Lawrence T. Babbio, Jr.    Vice Chairman and President                 United States
                           Verizon Communications Inc.

William P. Barr            Executive Vice President                    United States
                           and General Counsel
                           Verizon Communications Inc.

Thomas A. Bartlett         Senior Vice President and Controller        United States
                           Verizon Communications Inc.

John W. Diercksen          Executive Vice President-Strategy,          United States
                           Development and Planning
                           Verizon Communications Inc.

Marianne Drost             Senior Vice President, Deputy General       United States
                           Counsel and Corporate Secretary
                           Verizon Communications Inc.

John F. Killian            President - Verizon Business                United States
                           Verizon Communications Inc.

Marc C. Reed               Executive Vice President                    United States
                           Human Resources
                           Verizon Communications Inc.

Virginia P. Ruesterholz    President - Verizon Telecom                 United States
                           Verizon Communications Inc.

Dennis F. Strigl           Executive Vice President and President      United States
                           and Chief Executive Officer - Verizon
                           Wireless
                           Verizon Communications Inc.

Thomas J. Tauke            Executive Vice President                    United States
                           Public Affairs, Policy and Communications
                           Verizon Communications Inc.

Doreen A. Toben            Executive Vice President and Chief          United States
                           Financial Officer
                           Verizon Communications Inc.

Catherine T. Webster       Senior Vice President and Treasurer         United States
                           Verizon Communications Inc.

(b) Directors

        Name                    Principal Occupation                   Citizenship
        ----                    --------------------                   -----------
James R. Barker            Chairman,  The Interlake Steamship Co.      United States
                           and New England Fast Ferry Co. and Vice
                           Chairman, Mormac Marine Group, Inc. and
                           Moran Towing Corporation

Richard L. Carrion         Chairman, President and                     United States
                           Chief Executive Officer,
                           Popular, Inc. and Chairman and Chief
                           Executive Officer,
                           Banco Popular de Puerto Rico

Robert W. Lane             Chairman and Chief Executive Officer,       United States
                           Deere & Company

Sandra O. Moose            President,                                  United States
                           Strategic Advisory Services, LLC

Joseph Neubauer            Chairman and Chief Executive Officer,       United States
                           ARAMARK Corporation

Donald T. Nicolaisen       Former Chief Accountant,                    Unite States
                           United States Securities and Exchange
                           Commission

Thomas H. O'Brien          Retired Chairman and Chief Executive        United States
                           Officer
                           The PNC Financial Services Group, Inc.
                           and PNC Bank, N.A.

Clarence Otis, Jr.         Chairman and Chief Executive Officer,       United States
                           Darden Restaurants, Inc.

Hugh B. Price              Senior Fellow,                              United States
                           The Brookings Institution

Ivan G. Seidenberg         Chairman and Chief Executive Officer,       United States
                           Verizon Communications Inc.

Walter V. Shipley          Retired Chairman,                           United States
                           The Chase Manhattan Corporation

John R. Stafford           Retired Chairman of the Board,              United States
                           Wyeth

Robert D. Storey           Retired Partner,                            United States
                           Thompson Hine LLP

           GTE CORPORATION - 140 WEST STREET NEW YORK, NEW YORK 10007

(a) Executive Officers

        Name                    Principal Occupation                    Citizenship
        ----                    --------------------                    -----------
Ivan G. Seidenberg         Chairman and Chief Executive Officer        United States
                           Verizon Communications Inc.

Thomas A. Bartlett         Senior Vice President and Controller        United States
                           Verizon Communications Inc.

Marianne Drost             Senior Vice President, Deputy General       United States
                           Counsel and Corporate Secretary
                           Verizon Communications Inc.

Catherine T. Webster       Senior Vice President and Treasurer         United States
                           Verizon Communications Inc.

(b)  Directors

        Name                    Principal Occupation                    Citizenship
        ----                    --------------------                    -----------
Marianne Drost             Senior Vice President, Deputy General       United States
                           Counsel and Corporate Secretary
                           Verizon Communications Inc.

Ivan G. Seidenberg         Chairman and Chief Executive Officer        United States
                           Verizon Communications Inc.

Catherine T. Webster       Senior Vice President and Treasurer         United States
                           Verizon Communications Inc.

  VERIZON INTERNATIONAL HOLDINGS INC.- 600 HIDDEN RIDGE DRIVE IRVING, TX 75038

(a) Executive Officers

        Name                    Principal Occupation                    Citizenship
        ----                    --------------------                    -----------
Daniel C. Petri            Group President - International             United States
                           Verizon International Holdings Inc.

Christopher M. Bennett     Vice President and General Counsel -        United States
                           International
                           Verizon International Holdings Inc.

Edward J. McQuaid          Vice President and Chief Financial          United States
                           Officer - International
                           Verizon International Holdings Inc.

John J. Lack               Senior Vice President - International       United States
                           Operations
                           Verizon International Holdings Inc.

(b)  Directors

        Name                    Principal Occupation                    Citizenship
        ----                    --------------------                    -----------
Marianne Drost             Senior Vice President, Deputy General       United States
                           Counsel and Corporate Secretary
                           Verizon Communications Inc.

Edward J. McQuaid          Vice President and Chief Financial Officer  United States
                           - International
                           Verizon International Holdings Inc.

Daniel C. Petri            Group President - International             United States
                           Verizon International Holdings Inc.

GTE VENEZUELA S.A R.L. - 5, RUE GUILLAUME KROLL
L-1882 LUXEMBOURG

The Manager of GTE Venezuela S.a r.l. is Verizon International Holdings Inc. There are no natural persons serving as directors or executive officers of GTE Venezuela S.a r.l.

GTE VENHOLDINGS B.V. - NARITAWEG 165
AMSTERDAM
THE NETHERLANDS 1043 BW

The Managing Director of GTE Venholdings B.V. is Verizon International Holdings Inc. There are no natural persons serving as directors or executive officers of GTE Venholdings B.V.

                                  EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION
-----------                      -----------
     1      Stock Purchase Agreement, dated as of April 2, 2006, by and among
            GTE S.a.r.l., Verizon International and Oarsman Investments B.V.